MAIL STOP 3561

      November 22, 2005

Prokopios Tsirigakis, Chief Executive Officer
Star Maritime Acquisition Corp.
457 Madison Ave
New York, NY  10022

      Re:	Star Maritime Acquisition Corp.
   Amendment No. 3 to Registration Statement on
   Form S-1
   Filed November 1, 2005
   File No. 333-125662

Dear Mr.Tsirigakis,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Disclose the purpose of the .444-for-1 stock split.

Prospectus Cover Page

2. We note the additional disclosure that you anticipate the units will be quoted on the American Stock Exchange. Please advise us of the standard you intend to list under and how you satisfy the criteria under such standard.

3. We note the additional disclosure that the underwriters have agreed to defer a portion of their underwriting fees until a business combination is consummated. Please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. Please address in your discussion when any applicable restricted period would end.

4. It would appear that the table and accompanying footnotes on this page require revision to clarify the actual economic impact of the underwriters` compensation arrangement. In the table, revise to disclose the full underwriter discount, as the deferred amount will not go towards the company or its efforts to acquire an operating business. Instead in the footnote clarify that, of the amount disclosed, a portion is deferred and quantify that portion.
Please
revise the third column of the table to quantify the actual proceeds that will belong to the company for its use.

5. We note that approximately 5.6 percent of the offering will be purchased by existing shareholders. Please advise if they are bound to purchase these units or if this will be carried out through a directed unit program. If they are already bound, it does not appear that you are offering 20,000,000 units to the public. Instead this appears to be an offering of 18,867,500 units to the public.

Prospectus Summary, page 2

6. Please revise to clarify if the deferred compensation is included in your calculation when quantifying 80 percent of your net assets.

7. On page 4, we note "that half of the interest earned on the trust account in excess of the dollar amount necessary to allow for a $10.00 per share liquidation distribution to [your] public stockholders in the event the underwriters` over-allotment option is exercised (net of taxes payable), up to a maximum of $2,500,000, will be released to [you] to fund [your] working capital requirements." In the use of proceeds section, please revise to elaborate on this.
Does the disclosure imply that you are not able receive excess interest unless the over-allotment is exercised? Also, in the appropriate section, please revise to quantify the minimum amount of interest that must be earned before you could begin relying upon interest from the trust funds.

Risk Factors, page 8

8. We note in the risk factor on page 18 that you "will be listed on the American Stock Exchange." Please advise us if you have already received provisional approval to be listed on the American Stock
Exchange.

Use of Proceeds, page 20

9. We note that the proceeds not held in trust to be use to fund your search and acquisition of a target have been reduced from the first amendment and do not appear adequate to cover your estimated cost. We also note the additional disclosure that you intend to fund the shortage through interest earned on the proceeds held in trust. Please revise to quantify the interest rate at which the trust proceeds will be accruing interest, if known. If not known, please discuss the basis for any belief that such interest would be sufficient to cover shortages or excess expenses.

10. Because of the reduction in proceeds not held in trust, please revise risk factor 15, which discusses the risk associated with excess expenses being incurred by officers and directors, to highlight the estimated shortage in proceeds needed to fund the search and consummation of a business combination.

11. Please revise the disclosure to allocate the CEO advance of $390,000 to the line items in this section.

Proposed Business, page 27

12. We note your responses to comments six and seven of our letter dated September 22, 2005. It would appear that an acquisition of a holding company, who`s sole assets are agreement(s) to purchase vessel(s), may be considered a larger risk than acquiring an existing company which has assets that may be inspected and/or appraised. As such, please revise to briefly discuss the valuation process. Clarify if the valuation is the sum of the value of the agreement and the vessel(s) underlying such agreement. Is the value of the vessel(s) underlying an agreement taken from the face value disclosed in the agreement?

13. We note you have increased the number of shares that may be redeemed during the confirmation process. We also note that you may acquire a company in a number of different methods. It would appear that a redemption of up to the maximum amount allowed could create complications to any proposed transactions since the value of any target must be worth at least 80 percent of the net tangible assets at the time of the agreement. Please revise to discuss how such complications would be resolved.

Principal Stockholders, page 45

14. It appears your reference to 20 percent is an error. Please revise or advise.

Correspondence submitted on November 18, 2005

15. We note that the initial shareholders have agreed to cancel some of their shares in the event that public shareholders redeem their shares in order to "partially offset the resulting dilution." While we understand the purpose of this mechanism, it is not disclosed clearly in the document how such mechanism would be carried out. Is there a formula you intend to follow in executing this cancellation mechanism? What is the portion of the dilution you plan to "partially offset?" Because investors who are contemplating to vote for the transaction will not be able to consider the offset, this aspect of the redemption should be clearly discussed. Please revise accordingly. In addition, provide disclosure to detail the mechanism by which this cancellation would take place, and provide a copy of the documentation entered into in order to carry out this aspect of the transaction.

16. We note from the risk factor on the bottom of "page 13" that those who redeem would then be receiving, on a per share basis, $9.23 plus $.20 (the portion of the deferred underwriters compensation) and whatever additional proceeds from the trust funds that is needed to make them whole from their initial investment of $10.00. It should be clearly disclosed that those investors who chose to remain as stockholders and not exercise their conversion rights would then have assumed the cost of the offering and the underwriters` discount. Please revise accordingly. In addition, to the extent practicable, provide a range of the additional cost per share which would be allocated to such remaining stockholders.

17. The risk factor that you have added on "page 19" concerning the risk associated with tax liability does not appear to be a material risk. Please advise how the complete return of an investment is a material risk or revise accordingly.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director



Cc:  	Mitchell Nussbaum
	Fax #  (212) 407-4990
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Prokopios Tsirigakis, Chief Executive Officer
Star Maritime Acquisition Corp.
November 22, 2005
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